希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

082-01617

RECEIVED

2006 OCT 25 A 9:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Tel : 2830 5138
Direct Fax : 2577 5219
E-mail : wyung@hysan.com.hk

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Our Ref : SEC/WY/HYSAN-DC/L225-06cc
Your Ref

6 October 2006

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W. [redacted]
Washington, DC 20549
USA
Mailstop: 3-2

BY AIR MAIL

06017769

SUPPL

Dear Sirs

<u>Hysan Development to Implement Five-Day Work Week</u>

This serves to inform you that Hysan Development Company Limited will be implementing the five-day work week commencing 1 November 2006 and our Head Office will be closed on Saturdays, Sundays and public holidays.

For urgent matters during the closing hours, please contact the undersigned at (852) 9107 5675.

PROCESSED
OCT 31 2006
THOMSON
FINANCIAL

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Wendy Yung
Company Secretary & Head of Corporate Services Division

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